United States securities and exchange commission logo





                           January 6, 2022

       Shaofang Weng
       Chief Executive Officer
       Planet Image International Ltd
       No. 756 Guangfu Road
       Hi-tech Development Zone
       Xinyu City, Jiangxi Province
       People   s Republic of China

                                                        Re: Planet Image
International Ltd
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted December
23, 2021
                                                            CIK 0001868395

       Dear Mr. Weng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Cover Page

   1. Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December
16, 2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company. Also revise your disclosure relating to
the Holding Foreign Companies Accountable Act in your Prospectus
                                                        Summary and Risk
Factors sections accordingly.
 Shaofang Weng
Planet Image International Ltd
January 6, 2022
Page 2
Management
Compensation of Directors and Executive Officers, page 131

2. Please revise to provide executive compensation disclosure for the fiscal year ended
      December 31, 2021. Refer to Item 6.B. of Form 20-F.
        You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff
Attorney, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-
6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameShaofang Weng
                                                           Division of
Corporation Finance
Comapany NamePlanet Image International Ltd
                                                           Office of Energy &
Transportation
January 6, 2022 Page 2
cc:       Cindy Li, Esq.
FirstName LastName